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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	X Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meta Financial Group, Inc.
Full Name of Registrant

Former Name if Applicable

121 East Fifth Street
Address of Principal Executive Office (Street and Number)

Storm Lake, Iowa 50588
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 16, 2008, the Company filed on Form 8-K a description of the decision by the Company’s prior independent accountant, McGladrey & Pullen, LLP (“McGladrey”), not to stand for reelection due to contracts entered into by the Company with H&R Block.  H&R Block is affiliated with McGladrey.

The Company is in the process of engaging new independent accountants, but has not yet done so.  As soon as new independent accountants have been engaged and the independent accountants have completed their review of the Company’s 10-Q in accordance with the SEC regulations, it is anticipated that the Company will be in a position to file its 10-Q for the quarter ended December 31, 2007.

In connection with such review the Company anticipates discussing the matters set forth herein, at Part IV – Other Information (3), which response is incorporated by reference in this Part III, with its new independent accountants.  The Company cannot predict at this time when it will file its quarterly report on Form 10-Q for the period ended December 31, 2007.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Leedom	(604)	782-0764
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With the possible exception of the matter discussed below, it is anticipated that the results of operations for the quarter ending December 31, 2007 will be markedly improved at an approximate net loss between $0.3 and $0.8 million compared to the corresponding prior year quarter which showed a net loss of $2.7 million.  The prior year quarter contained a $4.8 million (before income tax benefit) provision for loan losses relating to an impairment of a commercial loan, while the current quarter ended December 31, 2007 contains a negative provision of $ 0.2 million (before income tax benefit).  Net interest income is expected to show an increase of approximately 4% due to growth in the loan portfolio and a continuing widening of net interest margin.  Non-interest income is expected to be about 50% higher than the previous year due to growth in the Meta Payment Systems (MPS) segment.  Finally, non-interest expense is expected to be nearly 50% higher than the same period last year also due to growth at MPS.  It should be noted that these amounts should be considered preliminary due to the aforementioned pending engagement of new independent accountants and their review of the financial statements.

The Company recently became aware of a possible material defalcation at its MetaBank subsidiary.  The defalcation appears at this stage of MetaBank’s investigation to have been perpetrated by a former employee over a period of years, and involves the issuance, through one or more brokers, of apparently bogus certificates of deposit to a range of financial institutions, some of which have now claimed monies due and owing from MetaBank.  It is notable that the apparent defalcation occurred prior to the implementation of customer identification programs mandated by the U.S. Patriot Act.  MetaBank currently estimates that fraudulent certificates of deposit in the approximate amount of $3.8 million and bearing MetaBank’s name are currently outstanding, but the investigation is continuing and no assurance can be provided that additional fraudulent certificates will not come to light.  In addition to law enforcement authorities, MetaBank has notified its fidelity bond insurer of the apparent scheme.  The Company has in place a Depository Institutions Blanket Bond that insures MetaBank for "[l]oss resulting directly from dishonest or fraudulent acts of an Employee committed alone or in collusion with others."  This Bond should provide coverage for the loss, if any, sustained by the Company as a result of this possible defalcation.  Since the Company has not yet filed a formal claim it cannot at this time guarantee that the insurer will provide coverage. The Company is continuing its investigation of the alleged defalcation, and will consult with its new independent accountant to determine the appropriate financial statement treatment.

SAFE HARBOR STATEMENT UNDER THE

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company and its wholly-owned subsidiaries, MetaBank, MetaBank West Central, and Meta Trust Company, may from time to time make written or oral “forward-looking statements,” including statements contained in this release and in its filings with the Securities and Exchange Commission, in its reports to shareholders, and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company’s beliefs, expectations, estimates and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company’s control.  Such statements address the following subjects: future operating results; customer growth and retention; loan and other product demand; earnings growth and expectations; new products and services, such as those offered by the Meta Payment Systems division; credit quality and adequacy of reserves; technology; and our employees.  The following factors, among others, could cause the Company’s financial performance to differ materially from the expectations, estimates, and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users; the impact of changes in financial services laws and regulations; technological changes; acquisitions; litigation; changes in consumer spending and savings habits; the success of the Company at managing and collecting assets of borrowers in default and managing risks involved in its litigation; and the results of the Company’s investigation into an alleged defalcation by a former employee and other matters.

The foregoing list of factors is not exclusive.  Additional discussion of factors affecting the Company’s business and prospects is contained in the Company’s periodic filings with the SEC.  The Company does not undertake, and expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

                        Meta Financial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                 February 15, 2008                      By        David W. Leedom, SVP & CFO

                                                                                    Name and Title

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.         This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.         One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.         A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.         Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.         Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter)